                                 SCHEDULE 13D/A

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 4)


                                TRIBUNE COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock (Without Par Value)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  896047 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               John P. Vail, Esq.
                             Jason N. Kaplan, Esq.
                              Quarles & Brady LLC
                      500 West Madison Street, Suite 3700
                            Chicago, Illinois 60661
                                 (312) 715-5000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 22, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 896047 10 7             13D/A                        PAGE 2 OF 5 PAGES
--------------------------------------------------------------------------------
1 NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Robert R. McCormick Tribune Foundation
    I.R.S. Identification No. 36-3689171
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    00
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Illinois
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    40,724,876
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    -0-
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    40,724,876
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     40,724,876
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.47%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 4 to Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") by the Robert R. McCormick Tribune Foundation (the "Foundation") on November 20, 1990 is being filed solely for the purpose of reporting a decrease in the Foundation's percentage ownership of shares of common stock of Tribune Company (the "Issuer") by an amount in excess of 1.0% of the total number of outstanding shares of such common stock since April 10, 1996, the date of the Foundation's filing of Amendment No. 3 to
Schedule 13D. The Foundation's percentage ownership has decreased largely because of an increase in the total number of issued and outstanding shares of common stock of the Issuer which occurred primarily by reason of the Issuer's issuance of additional shares of its common stock in connection with the merger of The Times Mirror Company with and into the Issuer on or about June 12, 2000 (the "Merger"). In light of the foregoing, the Foundation is filing this Amendment No. 4 for informational purposes only but not by reason of actions of the Foundation that have caused the Foundation's percentage ownership to decrease.

ITEM 2.  IDENTITY AND BACKGROUND.

         Schedule A to the originally filed Schedule 13D, as amended in previous Amendments 1, 2 and 3, which sets forth the name, residence or business address, present principal occupation or employment (and the name, principal business and address of any other organization in which such employment is conducted) and the citizenship of each of the executive officers and directors of the Foundation, is amended in its entirety as set forth in Schedule A attached hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5(a) and (c) are hereby amended and restated in their entirety to report that:

         (a) Because of an increase in the total number of outstanding shares of the Issuer's Common Stock, the Foundation's percentage ownership has decreased in excess of 1.0% from the percentage shown in Amendment No. 3 to Schedule 13D. As of the date hereof, the Foundation beneficially owns 40,724,876 shares of Common Stock, which represents approximately 13.47% of the outstanding shares of Common Stock. This percentage is based upon an aggregate of 302,297,653 shares of Common Stock being issued and outstanding at November 3, 2000 according to the Form 10-Q filed by the Issuer with the Commission for the quarterly period ending September 24, 2000. This number of outstanding shares excludes 45,594,660 shares held by subsidiaries of the Issuer; 10,002,668 shares held by TMCT, LLC representing 80% of the shares held by TMCT, LLC; 31,082,433 shares held by TMCT II, LLC, representing 80% of the shares held by TMCT II, LLC; 23,272,657 shares held by Eagle New Media Investments, LLC; and 17,302,407 shares held by Eagle Publishing Investments, LLC. It is the foregoing percentage that is reported on the cover page of this Amendment No. 4 to Schedule 13D. However, according to Amendment No. 1 to its Form S-4 Registration Statement filed with the Commission on May 5, 2000 (the "S-4/A"), the Issuer had 1,215,633 shares of Series B Convertible Preferred Stock, without par value (the "Preferred Stock"), issued and outstanding as of such date. The Preferred Stock is entitled to vote together as a class with the Common Stock with regard to all matters submitted to a vote at a meeting of shareholders, with each share of Common Stock being entitled to one vote and each share of Preferred Stock being entitled to 18.32 votes. Assuming that the number of shares of Preferred Stock set forth above continues to be issued and outstanding, the Foundation's percentage of the total votes eligible to be cast by holders of the Common Stock and the Preferred Stock voting together as a class is 12.55%. The Preferred Stock does not include 823,568 shares of Series C Preferred Stock, 380,972 shares of Series D-1 Preferred Stock and 245,100 shares of Series D-2 Preferred Stock (the "Excluded Preferred Stock") which was to be issued and outstanding following the Merger according to the S-4/A. According to the S-4/A, the Excluded Preferred Stock generally has no voting rights except for certain voting rights in connection with extraordinary circumstances and is convertible into common stock of the Issuer at the earliest in 2025.

         To the best knowledge of the Foundation, Schedule B attached hereto and incorporated herein sets forth the number and percentage of shares of Common Stock beneficially owned by each executive officer or director of the Foundation.

         (c) The Foundation has not effected during the past 60 days any transaction in any shares of Common Stock. To the best knowledge of the Foundation, Schedule C attached hereto and incorporated herein sets forth all transactions in shares of Common Stock effected during the past 60 days by any executive officer or director of the Foundation.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         There are no exhibits to this Amendment No. 4 to Schedule 13D.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 22, 2001                    ROBERT R. McCORMICK TRIBUNE FOUNDATION


                                    By: /s/ Richard A. Behrenhausen
                                        ----------------------------------------
                                        Richard A. Behrenhausen
                                        President and Chief Executive Officer

                                   SCHEDULE A


                        EXECUTIVE OFFICERS AND DIRECTORS
                    OF ROBERT R. McCORMICK TRIBUNE FOUNDATION


         Set forth below are the name, residence or business address, present principal occupation or employment, and the name, principal business and address of any other organization in which such employment is conducted, of each executive officer and director of the Foundation. Each person listed below is a citizen of the United States.


Name and Residence                   Principal Occupation or Employment
------------------                   ----------------------------------

Richard A. Behrenhausen              Robert R. McCormick Tribune Foundation  (1)
27 West 621 Swan Lake Drive          Chief Executive Officer/President
Wheaton, Illinois 60187              Cantigny Foundation  (2)
                                     Cantigny First Division Foundation  (2)
                                     President

Charles T. Brumback  (7)             Tribune Company  (3)
1500 North Lake Shore Drive          Retired
Chicago, Illinois 60610

Stanton R. Cook  (7)                 Tribune Company
224 Raleigh                          Retired
Kenilworth, Illinois 60043

James C. Dowdle  (7)                 Tribune Company  (4)
1040 Romona Road                     Retired
Wilmette, Illinois 60091

Dennis J. FitzSimons  (7)            Tribune Company  (4)
9519 Monticello Avenue               Executive Vice President
Evanston, Illinois 60201             Tribune Broadcasting Company  (5)
                                     President

Jack Fuller  (7)                     Chicago Tribune Company  (4)
2525 Hartzell Street                 President
Evanston, Illinois 60201

SCHEDULE A CONTINUED


J. Nicholas Goodban                  Robert R. McCormick Tribune Foundation  (1)
425 Prospect                         Senior Vice President/Philanthropy
Elmhurst, Illinois 60126

David L. Grange                      Robert R. McCormick Tribune Foundation  (1)
27 West 631 Swan Lake Drive          Executive Vice President and Secretary
Wheaton, Illinois 60187              Cantigny Foundation  (2)
                                     Vice President and Secretary
                                     Cantigny First Division Foundation  (2)
                                     Vice President and Assistant Secretary

John W. Madigan (7)                  Tribune Company  (4)
1160 Laurel Avenue                   Chairman, President and
Winnetka, Illinois 60093             Chief Executive Officer
                                     Cantigny Foundation  (2)
                                     Cantigny First Division Foundation  (2)
                                     Robert R. McCormick Tribune Foundation  (1)
                                     Chairman

Louis J. Marsico, Jr.                Robert R. McCormick Tribune Foundation  (1)
740 Longview Land                    Vice President and Treasurer
Palatine, Illinois 60067             Cantigny Foundation  (2)
                                     Cantigny First Division Foundation  (2)
                                     Vice President and Treasurer

----------------------------------

(1) The address of the Robert R. McCormick Tribune Foundation is 435 North Michigan Avenue, Suite 770, Chicago, Illinois 60611-4041.
(2) The address of the Cantigny Foundation and the Cantigny First Division Foundation is 1 S 151 Winfield Road, Wheaton, Illinois 60187.
(3) Mr. Brumback maintains a business address c/o Tribune Company, 435 North Michigan Avenue, Chicago, Illinois 60611.
(4) The address of the Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(5) A subsidiary of the Issuer. The address of the Tribune Broadcasting Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(6) A subsidiary of the Issuer. The address of the Chicago Tribune Company is 435 North Michigan Avenue, Chicago, Illinois 60611.
(7) Each of these individuals is a director of both the Cantigny Foundation and the Foundation.

                                   SCHEDULE B

                         BENEFICIAL OWNERSHIP OF SHARES
                      OF COMMON STOCK BY EXECUTIVE OFFICERS
                         AND DIRECTORS OF THE FOUNDATION

                                    Aggregate
                                    Number of
                                    Shares of
                                    Common              Percent                                                      Shared Power
                                    Stock Beneficially     Of      Sole Power to  Shared Power to   Sole Power to         To
        Name                        Owned(1)(2)         Class(3)      Vote(4)          Vote           Dispose(4)        Dispose
        ----                        ------------------  --------   -------------  ---------------   -------------    ------------
Richard A. Behrenhausen                 3,020              *             3,020           0                 3,020          0


Charles T. Brumback                   589,496 (5)          *           589,496           0               589,496          0


Stanton R. Cook                     1,885,094 (6)          *         1,885,094           0             1,885,094          0

James C. Dowdle                     1,325,986 (7)          *         1,323,497       2,489 (8)         1,323,497       2489 (8)


Dennis J. FitzSimons                  609,127 (9)          *           606,638       2,489 (8)           606,638      2,489 (8)

Jack Fuller                           397,979 (10)         *           395,783       2,196 (8)           395,783      2,196 (8)

J. Nicholas Goodban                     2,000              *             2,000           0                 2,000          0

David L. Grange                           120              *                 0         120                     0        120

John W. Madigan                     2,376,193 (11)         *         2,291,693      86,639 (8)(12)     2,291,693     86,639 (8)(12)

Louis J. Marsico, Jr.                     233              *               233           0                   233          0

-------------------

*   Less than 1%

(1) Any fractional shares have been rounded.

(2) Each of Messrs. Dowdle, Fuller, Madigan and FitzSimons have been allocated shares of Preferred Stock in their individual participant accounts in Tribune Company's Employee Stock Ownership Plan (ESOP). The number of shares of Common Stock reported in this column as beneficially owned by such individuals does not include shares of Common Stock to which their allocated number of shares of Preferred Stock are convertible because such individuals do not have the power to decide when or if to convert such shares to Common Stock. The decision whether to convert the Preferred Stock is within the discretion of The Northern Trust Company, as trustee of the ESOP.

(3) Based on 302,297,653 shares of Common Stock outstanding at November 3, 2000 as reported in the Issuer's Form 10-Q filed for the quarterly period ended September 24, 2000. This excludes 45,594,660 shares held by subsidiaries of the Issuer; 10,002,668 shares held by TMCT, LLC representing 80% of the shares held by TMCT, LLC; 31,082,433 shares held by TMCT II, LLC, representing 80% of the shares held by TMCT II, LLC; 23,272,657 shares held by Eagle New Media Investments, LLC; and 17,302,407 shares held by Eagle Publishing Investments LLC. According to Amendment No. 1 to its Form S-4 Registration Statement filed with the Commission on May 5, 2000, the Issuer had 1,215,633 shares of Preferred Stock issued and outstanding which are entitled to vote as a class with the Common Stock and cast 18.32 votes per share (an aggregate of 22,270,397 votes). If the percentage in this column is calculated based upon the total votes eligible to be cast by holders of Common Stock and Preferred Stock taken together, the percentage of the total votes held by any executive officer or director would be less than 1% by an even greater amount.

(4) The number of shares shown in these columns includes the rights to acquire shares pursuant to stock options which are included in the aggregate number of shares beneficially owned by such executive officer or director.

(5) Excludes 4,300,800 shares of Common Stock owned by Cantigny Foundation, an Illinois not-for-profit corporation ("Cantigny") of which Mr. Brumback is a director.

(6) Excludes 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Cook is a director.

(7) Includes 2,489 shares of Common Stock allocated to his individual participant account in the ESOP. Also includes rights to acquire 736,168 shares of Common Stock pursuant to stock options which are available for exercise prior to March 23, 2001. Excludes approximately 899 shares of Preferred Stock allocated to Mr. Dowdle's individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Dowdle is a director.

(8) Includes shares of Common Stock allocated to this person's individual participant account in the ESOP. Ownership is considered shared because voting rights are considered shared with the ESOP trustee. The ESOP trustee is:

                           The Northern Trust Company
                             50 South LaSalle Street
                             Chicago, Illinois 60675

(9) Includes 16,679 shares of Common Stock in Mr. FitzSimon's account under Tribune Company's Savings Inventive Plan and 2,489 shares of Common Stock allocated to his individual participant account in the ESOP. Also includes the rights to acquire 243,254 shares of Common Stock pursuant to stock options which are available for exercise prior to March 23, 2001. Excludes approximately 899 shares of Preferred Stock allocated to Mr. FitzSimons' individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. FitzSimons is a director.

(10) Includes approximately 2,196 shares of Common Stock allocated to Mr. Fuller's individual participant account in the ESOP. Also includes rights to acquire 174,122 shares of Common Stock pursuant to stock options which are available for exercise prior to March 23, 2001. Excludes approximately 805 shares of Preferred Stock allocated to Mr. Fuller's individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Fuller is a director.

(11) Includes 2,489 shares of Common stock allocated to Mr. Madigan's individual participant account in the ESOP. Also includes rights to acquire 829,568 shares of Common Stock pursuant to stock options which are available for exercise prior to March 23, 2001. Excludes 809 shares of Preferred Stock allocated to Mr. Madigan's individual participant account in the ESOP and 4,300,800 shares of Common Stock owned by Cantigny of which Mr. Madigan is a director.

(12) These shares are owned by Mr. Madigan's wife, Holly, and their daughter, Melanie L. Madigan. However, pursuant to the authority of Rule 13d-4, Mr. Madigan expressly declares that the filing of this Amendment No. 4 to
     Schedule 13D shall not be construed as an admission that he is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of the shares owned by his wife and daughter. To the best of the Foundation's knowledge, the information called for by Item 2 of this
     Schedule 13D with respect to Mrs. Madigan and Melanie L. Madigan is as follows:

     [Continued on next page]

(a)      Names:         Holly W. Madigan and Melanie L. Madigan
(b)      Residences:    Holly W.:  1160 Laurel Avenue, Winnetka, Illinois 60093
                                   (Residence)
                        Frances:   1160 Laurel Avenue, Winnetka, Illinois 60093
                                   (Residence)
(c)      Present Principal Occupation:    Holly W.:    Homemaker
                                          Melanie L.:  Student
(d)      Criminal Convictions:    No
(e)      Civil Proceedings/Federal or State Securities Laws:  No
(f)      Citizenship:   United States

                                   SCHEDULE C

                             TRANSACTIONS IN SHARES
                       OF COMMON STOCK EFFECTED DURING THE
                PAST 60 DAYS BY EXECUTIVE OFFICERS AND DIRECTORS
                                OF THE FOUNDATION


1. Mr. Grange purchased shares of Common Stock on the dates identified below at the purchase prices identified below (exclusive of brokerage commissions and discounts). The transactions were effected as brokerage transactions through New York Stock Exchange composite trading:

     Date                       Number of Shares              Sale Price
     ----                       ----------------              ----------

     September 7, 2000               6.776                 $36.60 per share
     September 14, 2000              .2444                 $37.046 per share
     October 5, 2000                 5.980                 $41.475 per share
     November 2, 2000                6.640                 $37.350 per share
     December 7, 2000                6.411                 $38.682 per share
     December 14, 2000                .272                 $40.118 per share

2. Mr. Dowdle sold shares of Common Stock on the dates identified below at the sale prices identified below (exclusive of brokerage commissions and discounts). The transactions were effected as brokerage transactions through New York Stock Exchange composite trading:

     Date                       Number of Shares              Sale Price
     ----                       ----------------              ----------

     September 29, 2000              5,304                 $43.25 per share
     October 2, 2000                35,446                 $43.625 per share
     October 3, 2000                 5,182                 $45.84 per share

     Mr. Dowdle purchased 31,942 and 3,504 shares of Common Stock on October 2, 2000 by exercise of stock options, at a purchase price of $36.34 per share (exclusive of brokerage commissions and discounts). Mr. Dowdle paid for the purchase of these shares with the proceeds of the October 2, 2000 sale identified above.

3. Mr. Madigan purchased 74 shares of Common Stock at a purchase price of $36.88 per share (exclusive of brokerage commissions and discounts) through the Issuer's Dividend Reinvestment Plan on September 14, 2000. Mr. Madigan also exercised options to purchase 62,500 shares of Common Stock at a purchase price of $34.25 per share (exclusive of brokerage commissions and discounts) on September 29, 2000. Mr. Madigan paid for such shares by transferring to the Issuer 49,063 shares of Common Stock valued at $43.63 per share on September 29, 2000. Mr. Madigan also sold 5,918 shares of Common Stock valued at $43.63 per share (exclusive of brokerage commissions and discounts) on September 29, 2000. Mr. Madigan received a gift of 300 shares of Common Stock on October 23, 2000.

4. Mr. Fuller purchased 34 shares of Common Stock at a purchase price of $36.88 per share (exclusive of brokerage commissions and discounts) through the Issuer's Dividend Reinvestment Plan on September 14, 2000. Mr. Fuller also purchased 16 shares of Common Stock on September 15, 2000 at a purchase price of $37.25 per share (exclusive of brokerage commissions and discounts) and 46 shares of Common Stock on September 21, 2000 at a purchase price of $32.20 per share (exclusive of brokerage commissions and discounts), each through the Issuer's Employee Stock Purchase Plan. Mr. Fuller exercised options to purchase 20,000 shares of Common Stock on September 29, 2000 at a purchase price of $34.25 per share (exclusive of brokerage commissions and discounts). Mr. Fuller paid for such shares by transferring to the Issuer 15,700 shares of Common Stock valued at $43.63 per share (exclusive of brokerage commissions and discounts) on September 29, 2000. Mr. Fuller sold 1,894 shares of Common Stock at a sale price of $43.63 per share (exclusive of brokerage commissions and discounts) on September 29, 2000.

5. Mr. FitzSimons purchased 44 shares of Common Stock at a purchase price of $36.88 per share (exclusive of brokerage commissions and discounts) through the Issuer's Dividend Reinvestment Plan on September 14, 2000. Mr. FitzSimons also purchased 75 shares of Common Stock on September 21, 2000 at a purchase price of $32.20 per share (exclusive of brokerage commissions and discounts) through the Issuer's Employee Stock Purchase Plan. Mr. FitzSimons exercised options to purchase 25,000 shares of Common Stock on September 29, 2000 at a purchase price of $34.25 per share (exclusive of brokerage commissions and discounts). Mr. FitzSimons paid for such shares by transferring to the Issuer 19,625 shares of Common Stock valued at $43.63 per share (exclusive of brokerage commissions and discounts) on September 29, 2000. Mr. FitzSimons sold 2,367 shares of Common Stock at a sale price of $43.63 per share (exclusive of brokerage commissions and discounts) on September 29, 2000.








                                      C-2